# ZenSpace, Inc.



# ANNUAL REPORT

3103 Lismore Ct.

San Jose, CA 95135

(408) 462-2167

https://www.zenspace.io/

This Annual Report is dated May 2, 2023.

## BUSINESS

### General Summary

ZenSpace is in the business of providing revenue-generating fully autonomous workspace solutions for open spaces in public venues while offering productive workspaces for Remote Workers and mobile business professionals. We offer solutions for spaces as small as 20 sq feet with our SmartPods and up to 2000 square feet with our Instant business lounge. Both our SmartPods and Lounge solutions are accessible through our mobile and web apps allowing people to be able to search, reserve, and access.

### Our Vision and Product

We envision creating a network of on-demand tech-enabled workspaces across publicly accessible venues offered to remote workers and mobile professionals. Following this mission, we have launched smart workspace solutions for small and large open spaces as well as converting existing workspaces into revenue-generating workspaces which can be reserved and accessed with our mobile and web-based applications.

**Previous Offerings**

Previous Offerings
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Name: Preferred Stock

Type of security sold: Equity

Final amount sold: $976,610.60

Number of Securities Sold: 2,067,776

Use of proceeds: Working capital.

Date: December 31, 2019

Offering exemption relied upon: Regulation D 506(c) and Regulation CF

Type of security sold: SAFE

Final amount sold: $30,000.00

Use of proceeds: Working capital

Date: November 20, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 12,430,749

Use of proceeds: Issued to founder, management team, advisors during formation.

Date: October 10, 2017

Offering exemption relied upon: Section 4(a)(2)

# REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

## AND RESULTS OF OPERATION

### Operating Results – 2022 Compared to 2021

Operating Results – 2022 Compared to 2021
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Circumstances which led to the performance of financial statements:

Operating Results —2022 Compared to 2021 Revenue

Revenue

Revenue for fiscal year 2022 was $313,663, about a 20% increase compared to fiscal year 2021 revenue of $260,700. We have seen a significant slowdown in events and conventions business due to COVID-19. On the other hand, we have seen opportunities in other vertical markets marked as "3rd spaces" (shopping malls, airports, libraries, etc.). In response to COVID-19, we have announced some new product features which combine software and cleaning protocol for the safety of our customers.

Cost of sales

Cost of sales in 2022 was $259,652, as compared to $73,384 in fiscal year 2021.

Expenses

In 2022, the Company's expenses consisted of, among other things, R&D, and sales related expenses. With most of our product engineering centric heavy lifting out of the way and a good sales funnel build up, ZenSpace projects revenues between $500- 600K in FY'2023 and overall expenses at around $300-400K.

In 2022, total operating expenses decreased to $215,000, a decrease of 33% from total operating expenses in 2021 of $330,017. This decrease was caused by reduction of key business expenses pertaining to R&D, operations and sales/marketing expenses.

Historical results and cash flows:

2022 was a year of cost rationalization and revenue stability, with limited growth coming out of Covid. Company expects a stronger rebound in 2023 with subtle growth given economic slowdown overall.

Major expenses in 2022 included R&D, operations and sales related expenses. With most of our product engineering centric heavylifting out of the way and a good sales funnel build up, ZenSpace projects revenues between $500-600K in FY'2021 and overall expenses at around $500-600K.

The company plans to breakeven in FY'23 and expect a steady revenue growth in 2023 and beyond.

**Liquidity and Capital Resources**

At December 31, 2022, the Company had cash of $50,851.00. [*The Company intends to raise additional funds through an equity financing.*]

**Debt**

Debt
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Creditor: Mayank Agrawal

Amount Owed: $790,000.00

Interest Rate: 8.0%

The total amount of outstanding debt of the company is $790,000

Creditor: Regents of The University of California, represented by its Santa Cruz Campus

Amount Owed: $36,000.00

Interest Rate: 10.0%

Maturity Date: April 01, 2022

On April 1, 2019 the company entered into Convertible Promissory Note Agreement with The Regents Of The University of California, represented by its Santa Cruz campus, in the amount of $ 36,600. Concurrently, The company and Holder are entering into that certain UCSC SVLink Membership Agreement, per which the principal amount of the Note is comprised of lease and service fee ($ 26,600) and advance amount ($ 10,000). The Convertible Promissory Note bear interest rate of 10% per annum and unless converted, the outstanding principal amount and all accrued but unpaid interest will be due and payable three years from the date of issuance of this Note. The outstanding balance of this loan as of December 31, 2019 was $ 36,600.

## DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Directors and Officers

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Name: Mayank Agrawal

Mayank Agrawal's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO & Director

Dates of Service: October, 2017 - Present

Responsibilities: Lead overall company operations, strategy, execution and product management.


Name: Raghuveer Tarra

Raghuveer Tarra's current primary role is with Roku Inc. Raghuveer Tarra currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: September, 2019 - Present

Responsibilities: Member of the Board of Directors - Stock Compensation of 100,000 shares of Common Stock, which are now fully vested.


Other business experience in the past three years:

Employer: Roku Inc

Title: Vice President Engineering

Dates of Service: October, 2019 - Present

Responsibilities: Engineering Management

Other business experience in the past three years:

Employer: GigSky

Title: Chief Product Officer

Dates of Service: June, 2015 - September, 2019

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Principal Securities Holders
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Title of class: Common Stock

Stockholder Name: Mayank Agrawal

Amount and nature of Beneficial ownership: 9,500,000

Percent of class: 65.38

## RELATED PARTY TRANSACTIONS

Name of Entity: Mayank Agrawal

Relationship to Company: Director

Nature / amount of interest in the transaction: The Company owes Mayank Agrawal, the sole officer and director of the Company, $790,000, which sum does not bear interest and is due and payable at such time as the Company recognizes.

## OUR SECURITIES

Our Company Securities
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The company has authorized Common Stock, SAFE, and Series Seed Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 713,333 of Common Stock.

Common Stock

The amount of security authorized is 24,000,000 with a total of 14,567,102 outstanding.

Voting Rights

One vote per share.

Material Rights

The total oustanding shares on a fully diluted basis (14,567,102) includes: 583,000 of shares to be issued pursuant to outstanding stock options and 1,553,353 of shares reserved as part of a stock option plan.

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

SAFE

The security will convert into Preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $30,000.00

Interest Rate: %

Discount Rate: 20.0%

Valuation Cap: $9,500,000.00

Conversion Trigger: A bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells shares of Preferred Stock at a fixed pre-money valuation.

Material Rights

Upon a Deemed Liquidation Event, the Investor will, at the Investor's option, either receive 1x the purchase amount or have the SAFE convert into shares of the most-senior Preferred Stock.

Series Seed Preferred Stock

The amount of security authorized is 6,000,000 with a total of 2,067,776 outstanding.

Voting Rights

One vote per share

Material Rights

1x non-participating liquidation preference

Customary protective provisions

Conversion to common upon holder election

As-converted dividends pari passu with common stock holder.

**What it means to be a minority holder**

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

**Dilution**

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

## RISK FACTORS

Risk Factors Please review below to update and/or identify any risks that are specific to your company's present business and financial condition. Risk factors that date back to your company's launch on the platform may be outdated and may need to be modified. Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equities, should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any equities purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the real estate industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering equities in the amount of up to $534,999.75 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We are reliant on one main type of service All of our current services are variants on one type of product, private remote co-working units. Our revenues are therefore dependent upon the market for these units. Minority Holder; Securities with Voting Rights The common stock that you are buying has voting rights attached to them. However, you are granting the right to vote, by proxy, to the CEO and his or her successor. You will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We are an early stage company and have not yet generated any profits ZenSpace, Inc. was formed on 10/10/2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. ZenSpace Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and limited revenue. If you are investing in this company, it's because you think that SmartPods and Instant Business Lounge are good ideas, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the

Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on ZenSpace Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on ZenSpace Inc could harm our reputation and materially negatively impact our financial condition and business. The Company's operations and revenue have been negatively impacted by the COVID 19 pandemic. If the prohibitions on large public gatherings, general business travel are not rescinded, the Company could be unable to continue as a going concern. Even if the prohibitions are rescinded, the public may not have confidence in the safety of such gatherings. If conventions centers, hotels, and other similar venues do not return to normal operations, the Company would see limited revenue and, again, could be unable to continue as a going concern. We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company. The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible. The Company has a high valuation based on its time in the market to date. Since the Company is relatively new to the untested marketplace, Investors may not be adequately compensated for the risk they are taking on when investing in the Company. The Company's projections are aggressive and are subject to risks and uncertainties. The Company currently anticipates significant revenue growth over in 2019-2021. If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The Company's sales cycle is long and may be unpredictable, which can result in variability of its financial performance. Additionally, long sales cycles may require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle. During the sales cycle, the Company may expend significant time and money on sales and marketing activities or make other expenditures, all of which lower its operating margins, particularly if no sale occurs or if the sale is delayed as a result of extended qualification processes or delays. It is difficult to predict when, or even if, it will make a sale to a potential customer or if the Company can increase sales to existing customers. As a result, the Company may not recognize revenue from sales efforts for extended periods of time, or at all. The loss or delay of one or more large transactions in a quarter could impact its results of operations for that quarter and any future quarters for which revenue from that transaction is lost or delayed. The Company has a limited operating history upon which you can evaluate its performance. Since the Company's inception on October 10, 2017, it has been engaged primarily in designing and developing its product. While limited sales efforts have been made, and the Company has manufactured and delivered products in trial implementations, the Company requires additional capital to expand its manufacturing capacity and its sales and marketing efforts. Accordingly, the Company has little history upon which an evaluation of its prospects and future performance can be made. Its proposed operations are subject to all business risks associated with new enterprises. The likelihood of its creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. The management team anticipates that the operating expenses may increase for the near future. There can be no assurances that the Company will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company. New entrants may result in increased competition, which could result in a loss of customers or a reduction in revenue. Although we believe that our market will stay a new and fragmented market, new entrants not currently considered to be competitors may still enter our market through acquisitions, partnerships or strategic relationships. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. These pressures could result in a substantial loss of our customers or a reduction in our revenue The Company may raise additional capital, which may cause dilution to existing stockholders, restrict the Company's operations or require it to relinquish rights on unfavorable terms. The Company may seek additional capital through a variety of means, including through public or private equity, debt financings or other sources, including up-front payments and milestone payments from strategic collaborations. To the extent that the Company raises additional capital through the sale of equity or convertible debt or equity securities, an investor's ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect shareholder rights. Such financing may result in dilution to stockholders, imposition of debt covenants, increased fixed payment obligations, or other restrictions that may affect the Company's business. The Company has outstanding liabilities. The Company owes (i) Mayank Agrawal, the sole officer and director of the Company, $500,000, which sum does not bear interest and is due and payable at such time as the Company recognizes, as of the end of any fiscal year on an annual basis, $1,000,000.00 in EBITDA, as such term is customarily understood; (ii) Aseem Gupta $10,000, which sum does not bear interest and is due and payable at such time the Company recognizes, as of the end of any fiscal year on an annual basis, $1,000,000.00 in gross revenue, as such term is customarily understood. We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations. In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business Use of our products is subject to many national, state and local laws and regulations, including those related to privacy, access, safety, zoning, permitting and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The use of our products in certain contexts may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations. Quality and safety management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products. Our future success depends on our ability to maintain and continuously improve our qualitymanagement program. We may be subject to claims for product liability arising from failure to maintain adequate quality- and safety-management programs, in addition to factors beyond our control. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation. The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive space. Additionally, the product may be in a market where customers will not have brand loyalty. If we fail to maintain or expand our relationships with our suppliers, in some cases singlesource suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products. In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties. The Company does not have confidential information and invention assignment agreements with two former consultants. Neither individual contributed intellectual property to the Company nor had access to confidential information. Further, the Company does not know if these consultants have filed elections under Section 83(b) of the Internal Revenue Code of 1986, as amended: One individual is not a United States taxpayer and his vesting has terminated. The other individual resides in Canada, and her stock fully vested prior to the Closing. The Company's success depends on the experience and skill of its executive officer and key employees. In particular, the Company is highly dependent on Mayank Agrawal, founder, and Chief Executive Officer. All U.S. employees have consulting agreements rather than employment agreements. After the current round, key people will be offered full-time letters. There can be no assurance that these individuals will continue to be employed by the Company for a particular period of time. The loss of our key employees or executive officer could harm the Company's business, financial condition, cash flow and results of operations. Additionally, the Company does not have confidential information and invention assignment agreements with two of its former consultants. Neither individual contributed intellectual property to the Company nor had access to confidential information. The Company is in the process of recording a few patent and trademark assignments. Mayank Agrawal has assigned patent application 62752909 to the Company, but such assignment has not yet been recorded by the U.S. Patent and Trademark Office (the "USPTO"). Zenesis Networks Inc., a Delaware corporation controlled by Mayank Agrawal, has assigned four trademarks, with the serial numbers 87579432, 88210567, 88210579, and 88210611, to the Company, but such assignment has not yet been recorded by the USPTO. The Company is in the process of recording all such assignments.

## RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2023.

**ZenSpace, Inc.**

By   /s/ *Mayank Agrawal*

Name: ZenSpace Inc

Title:   CEO

Exhibit A

**FINANCIAL STATEMENTS**

I, Mayank Agrawal (Print Name), the CEP (Principal Executive Officers) of ZenSpace Inc (Company Name), hereby certify that the financial statements of ZenSpace Inc (Company Name) and notes thereto for the periods ending 2022 (first Fiscal Year End of Review) and 2021 (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year [MOST RECENT YEAR] the amounts reported on our tax returns were total income of $215,120 ; taxable income of $ NA and total tax of $ NIL.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 04/29/2023 (Date of Execution).

Mayank
________________________ (Signature)

President & CEO
________________________ (Title)

April 29, 2023
________________________ (Date)

**ZenSpace Inc**

**FINANCIAL STATEMENTS**
**(UNAUDITED)**

**AS OF AND FOR THE YEARS ENDED**
**December 31, 2021 and 2022**

ZenSpace Inc
Index to Financial Statements
(unaudited)

# ZenSpace Inc
## BALANCE SHEETS
## DECEMBER 31, 2022 AND 2021
### (unaudited)

| Account | Dec 31, 2022 | Dec 31, 2021 |
|---|---|---|
| **Assets** | | |
| **Current Assets** | | |
| **Cash and Cash Equivalents** | | |
| BOA Checking 0718 | 23,453.83 | 0.00 |
| US Bank Credit Card 2542 | 0.00 | 52.16 |
| USD PayPal | 26,375.33 | 26,375.33 |
| PERFBUS CHK | 648.40 | 46,837.67 |
| Mercury Checking account | 376.18 | 0.00 |
| **Total Cash and Cash Equivalents** | **50,853.74** | **73,265.16** |
| Accounts Receivable | 138,500.00 | 17,000.00 |
| **Total Current Assets** | **189,353.74** | **90,265.16** |
| **Fixed Assets** | | |
| **Furniture & Fixtures** | | |
| Furniture and Fixtures | 30,887.64 | 30,887.64 |
| Accumulated Depreciation - Furniture and fixtures | (9,828.23) | (9,828.23) |
| **Total Furniture & Fixtures** | **21,059.41** | **21,059.41** |
| **Pods Inventory** | | |
| Pods Inventory | (228,268.90) | 290.18 |
| New 4-Seater pods | 198,692.49 | 198,692.49 |
| New 2-Seater pods | 149,019.36 | 149,019.36 |
| Old 2-Seater pods | 47,415.27 | 47,415.27 |
| Old 1-Seater pods | 10,837.77 | 10,837.77 |
| Old 4-Seater Mikomax | 10,160.41 | 10,160.41 |
| 2020 2ST POD | 39,362.63 | 39,362.63 |
| Accumulated Depreciation - Pods | (93,063.23) | (93,063.23) |
| **Total Pods Inventory** | **134,155.80** | **362,714.88** |

| | | | |
|---|---|---|---|
| | **Forklift Truck** | | |
| | Forklift truck | 15,803.01 | 15,803.01 |
| | Accumulated Depreciation - Forklift Truck | (4,312.00) | (4,312.00) |
| | **Total Forklift Truck** | **11,491.01** | **11,491.01** |
| **Total Fixed Assets** | | **166,706.22** | **395,265.30** |
| **Long Term Assets** | | | |
| | Security Deposits | 1,700.00 | 1,700.00 |
| **Total Long Term Assets** | | **1,700.00** | **1,700.00** |
| **Total Assets** | | **357,759.96** | **487,230.46** |

## Liabilities and Equity

| | | | |
|---|---|---|---|
| **Liabilities** | | | |
| | **Current Liabilities** | | |
| | Sales Tax | 17,651.22 | 17,243.64 |
| | Paypal Loan | (299.00) | 2,207.08 |
| | Account payable | 18,125.00 | 18,125.00 |
| | M. AGRAWAL Chase 6034 & 6544 | 13,100.87 | 16,673.32 |
| | M. AGRAWAL Chase 3033 | 5,906.75 | 3,243.87 |
| | US Bank Credit Card 2542 | 54.00 | 0.00 |
| | **Total Current Liabilities** | **54,538.84** | **57,492.91** |
| | **Long Term Liabilities** | | |
| | AMEX Loan - 91000 | 1,662.69 | 1,662.69 |
| | Due to Zenesis Networks | (12.00) | (12.00) |
| | Notes Payable - Mayank | 788,807.10 | 742,070.00 |
| | Interest on Notes Payable - Mayank | 6,783.71 | 6,783.71 |
| | Loan from University of Santa Cruz | 36,600.00 | 36,600.00 |
| | **Total Long Term Liabilities** | **833,841.50** | **787,104.40** |
| **Total Liabilities** | | **888,380.34** | **844,597.31** |
| **Equity** | | | |
| | **Capital** | | |
| | Capital Sale - Ganapathy S Sridaran | 25,000.00 | 25,000.00 |

| | | |
|---|---:|---:|
| Capital Sale - Sanjay Sabine | 40,001.00 | 40,001.00 |
| Bryn Mawr Funding | 433,634.56 | 433,634.56 |
| Capital Sale - Bhupen Shah | 150,000.12 | 150,000.12 |
| Capital Sale - Eric Swildens | 100,000.04 | 100,000.04 |
| Capital Sale - Raghu Tarra | 100,000.04 | 100,000.04 |
| Capital Sale - GREG AUSLEY | 24,793.00 | 24,793.00 |
| Capital Sale - BAHEERATHAN ANANDHARENGAN | 25,000.26 | 25,000.26 |
| Capital Sale - JAMES F YOUNG | 50,000.00 | 50,000.00 |
| Capital Sale - Arun Sivaraman | 10,000.00 | 10,000.00 |
| Capital Sale - MANISH S BHANDARI | 25,000.00 | 25,000.00 |
| Capital Sale - Vikas Barsaiyan | 20,000.00 | 20,000.00 |
| Capital Sale - Prime Trust LLC | 260,504.26 | 247,363.65 |
| Capital Sale - UREEKA INC | 2,500.00 | 2,500.00 |
| Common Stock | 1,258.83 | 1,258.83 |
| Preferred Stock | 207.00 | 207.00 |
| Owner's Contribution | 110,888.09 | 80,000.00 |
| Additional Paid-in Capital | 103.57 | 103.57 |
| **Total Capital** | **1,378,890.77** | **1,334,862.07** |
| Current Year Earnings | (215,119.98) | (330,017.38) |
| Equity Issuance Costs | (26,925.00) | (26,925.00) |
| Retained Earnings | (1,864,647.02) | (1,534,629.64) |
| Capital Sale - Greg Holmes | 200,000.60 | 200,000.60 |
| Personal Expenses | (2,819.75) | (657.50) |
| **Total Equity** | **(530,620.38)** | **(357,366.85)** |
| **Total Liabilities and Equity** | **357,759.96** | **487,230.46** |

**ZENSPACE INC**
**STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY**
**FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021**
(unaudited)

| | | Account | 2022 | 2021 |
|---|---|---|---|---|
| **Income** | | | | |
| | | Sales | 40,133.64 | 254,256.36 |
| | | Sales - Services | 238,506.54 | (25.00) |
| | | Pods Usage Income | 35,023.23 | 6,469.25 |
| **Total Income** | | | **313,663.41** | **260,700.61** |
| **Cost of Goods Sold** | | | | |
| | | Cost Of Goods Sold | 241,219.08 | 4,500.00 |
| | | Equipment Rental | 1,431.96 | 1,924.17 |
| | | Freight and Delivery | 6,255.92 | 33,372.14 |
| | | Purchases - Hardware | 10,273.10 | 33,587.21 |
| | | Supplies | 471.63 | 0.00 |
| **Total Cost of Goods Sold** | | | **259,651.69** | **73,383.52** |
| | | **Gross Profit** | **54,011.72** | **187,317.09** |
| **Operating Expenses** | | | | |
| | | Advertising & Marketing | 5,756.70 | 55,980.67 |
| | | Auto Expense | 183.46 | 706.30 |
| | **Bank and Merchant Fees** | | | |
| | | Bank Charges | 920.08 | 3,615.91 |
| | | Merchant Fee | 0.00 | 177.00 |
| | | Stripe Fees | 1,303.83 | 845.44 |
| | | TransferWise Fees | 0.00 | 224.35 |
| | **Total Bank and Merchant Fees** | | **2,223.91** | **4,862.70** |
| | | Business Development | 594.00 | 61,670.48 |

7

| | | | |
|---|---|---:|---:|
| | Cable & Internet | 1,942.88 | 4,233.19 |
| | Consulting | 0.00 | 1,300.00 |
| **Consulting** | | | |
| | Robert B DellenBach | (1,000.00) | 8,000.00 |
| | Consulting - Others | 4,973.87 | 6,365.40 |
| **Total Consulting** | | **3,973.87** | **14,365.40** |
| **Software Consultancy** | | | |
| | Arukona Wireless Private India Limited | 0.00 | 6,791.32 |
| | Monish Bansal | 0.00 | 230.51 |
| **Total Software Consultancy** | | **0.00** | **7,021.83** |
| **Contractor Payments** | | | |
| | **Indian Divison** | | |
| | Abhijeet Nigoskar | 0.00 | 11,008.65 |
| | Amit Yadav | 0.00 | 14,677.97 |
| | Jugal Jaiswal | 0.00 | 12,003.55 |
| | Rohit Gupta | 0.00 | 1,635.68 |
| | Varun Singh | 0.00 | 8,572.12 |
| | Dinesh Vinayak Katkar | 0.00 | 1,025.43 |
| | ANNIE SHEFALI PALAN | 0.00 | 10,847.50 |
| | **Total Indian Divison** | **0.00** | **59,770.90** |
| | **US Division** | | |
| | Eliseo Murillo | 4,730.00 | 36,947.00 |
| | Ted Simon | 0.00 | 2,750.00 |
| | Contractor | 21,108.46 | 95,665.22 |
| | Gusto Payment | 0.00 | 11,652.00 |
| | **Total US Division** | **25,838.46** | **147,014.22** |
| **Total Contractor Payments** | | **25,838.46** | **206,785.12** |
| | Upwork contractors | 1,447.70 | 999.79 |
| | Contract Labor - Marketing | 15,050.00 | 46,881.40 |
| | Contract Labor - Sales | 0.00 | 13,128.00 |
| | Dues & Subscriptions | 10,053.34 | 9,636.10 |

| | | | |
|---|---|---:|---:|
| | Entertainment | 0.00 | 71.89 |
| | Fees and Licenses | 579.00 | 786.85 |
| | Insurance - Auto | 0.00 | 1,473.15 |
| | Business - Insurance | 3,607.31 | 6,317.18 |
| | Interest | 6,602.54 | 10,014.11 |
| | Janitorial Expense | 0.00 | 2,930.44 |
| | Legal & Professional | 89,232.86 | 9,709.00 |
| | Debt Collection Fee | 0.00 | 4,169.00 |
| | Meals | 2,960.03 | 4,267.49 |
| | Office Expense | 2,229.72 | 7,218.68 |
| | Postage & Shipping | 4,086.12 | 2,857.01 |
| | Printing | 0.00 | 394.47 |
| **Rent or Lease** | | | |
| | **US Division** | | |
| | Rent or Lease | 40,757.02 | 36,816.60 |
| | **Total US Division** | **40,757.02** | **36,816.60** |
| **Total Rent or Lease** | | **40,757.02** | **36,816.60** |
| | Repairs & Maintenance | 567.82 | 475.00 |
| | Security | 140.58 | 0.00 |
| | Software & Web Hosting | 37,845.35 | 11,189.62 |
| | Storage | 0.00 | 3,205.52 |
| | Taxes | 2,149.00 | 1,747.00 |
| | Telephone | 931.61 | 871.33 |
| | Training & Education | 537.75 | 924.00 |
| | Travel & Transportation | 4,407.26 | 11,400.40 |
| | Utilities | 5,599.54 | 2,250.21 |
| | Reconciliation discrepancy | 0.00 | 1,995.28 |
| | Reconciliation discrepancy | 0.00 | (26,375.33) |
| **Total Operating Expenses** | | **269,297.83** | **522,279.88** |
| **Operating Income** | | **(215,286.11)** | **(334,962.79)** |

## Other Income / (Expense)

| | | | |
|---|---|---:|---:|
| | Refund | 0.00 | 4,945.41 |
| | Credit Card Reverse | 166.13 | 0.00 |
| **Total Other Income / (Expense)** | | **166.13** | **4,945.41** |

| | | | |
|---|---|---:|---:|
| **Net Income** | | **(215,119.98)** | **(330,017.38)** |

# ZenSpace Inc
## STATEMENTS OF CASH FLOWS
## FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
(unaudited)

| Account | 2022 | 2021 | Variance |
|---|---|---|---|
| **Income** | | | |
| Credit Card Reverse | 166.13 | 0.00 | 0.00% |
| Pods Usage Income | 30,023.23 | 6,469.25 | 364.09% |
| Refund | 0.00 | 4,945.41 | -100.00% |
| Sales | 55,801.84 | 238,588.16 | -76.61% |
| Sales - Services | 105,006.54 | (25.00) | 420126.16% |
| **Total Income** | **190,997.74** | **249,977.82** | **-23.59%** |
| | | | |
| **Less Expenses** | | | |
| Abhijeet Nigoskar | 0.00 | 11,008.65 | -100.00% |
| Advertising & Marketing | 5,756.70 | 55,980.67 | -89.72% |
| Amit Yadav | 0.00 | 14,677.97 | -100.00% |
| ANNIE SHEFALI PALAN | 0.00 | 10,847.50 | -100.00% |
| Arukona Wireless Private India Limited | 0.00 | 6,791.32 | -100.00% |
| Auto Expense | 183.46 | 706.30 | -74.03% |
| Bank Charges | 920.08 | 3,615.91 | -74.55% |
| Business - Insurance | 3,607.31 | 6,317.18 | -42.90% |
| Business Development | 594.00 | 61,670.48 | -99.04% |
| Cable & Internet | 1,942.88 | 4,233.19 | -54.10% |
| Consulting | 0.00 | 1,300.00 | -100.00% |
| Consulting - Others | 4,973.87 | 6,365.40 | -21.86% |
| Contract Labor - Marketing | 15,050.00 | 46,881.40 | -67.90% |
| Contract Labor - Sales | 0.00 | 13,128.00 | -100.00% |
| Contractor | 21,108.46 | 95,665.22 | -77.94% |
| Cost Of Goods Sold | 241,219.08 | 4,500.00 | 5260.42% |
| Debt Collection Fee | 0.00 | 4,169.00 | -100.00% |
| Dinesh Vinayak Katkar | 0.00 | 1,025.43 | -100.00% |
| Dues & Subscriptions | 10,053.34 | 9,636.10 | 4.33% |
| Eliseo Murillo | 4,730.00 | 36,947.00 | -87.20% |
| Entertainment | 0.00 | 71.89 | -100.00% |
| Equipment Rental | 1,431.96 | 1,924.17 | -25.58% |
| Fees and Licenses | 579.00 | 786.85 | -26.42% |

| | | | |
|---|---|---|---|
| Freight and Delivery | 6,255.92 | 33,372.14 | -81.25% |
| Gusto Payment | 0.00 | 11,652.00 | -100.00% |
| Insurance - Auto | 0.00 | 1,473.15 | -100.00% |
| Interest | 6,602.54 | 10,014.11 | -34.07% |
| Janitorial Expense | 0.00 | 2,930.44 | -100.00% |
| Jugal Jaiswal | 0.00 | 12,003.55 | -100.00% |
| Legal & Professional | 89,232.86 | 9,709.00 | 819.07% |
| Meals | 2,960.03 | 4,267.49 | -30.64% |
| Merchant Fee | 0.00 | 177.00 | -100.00% |
| Monish Bansal | 0.00 | 230.51 | -100.00% |
| Office Expense | 2,229.72 | 7,218.68 | -69.11% |
| Postage & Shipping | 4,086.12 | 2,857.01 | 43.02% |
| Printing | 0.00 | 394.47 | -100.00% |
| Purchases - Hardware | 10,273.10 | 33,587.21 | -69.41% |
| Reconciliation discrepancy | 0.00 | (26,375.33) | 100.00% |
| Reconciliation discrepancy | 0.00 | 1,995.28 | -100.00% |
| Rent or Lease | 40,757.02 | 36,816.60 | 10.70% |
| Repairs & Maintenance | 567.82 | 475.00 | 19.54% |
| Robert B DellenBach | (1,000.00) | 8,000.00 | -112.50% |
| Rohit Gupta | 0.00 | 1,635.68 | -100.00% |
| Security | 140.58 | 0.00 | 0.00% |
| Software & Web Hosting | 37,845.35 | 11,189.62 | 238.22% |
| Storage | 0.00 | 3,205.52 | -100.00% |
| Stripe Fees | 1,303.83 | 845.44 | 54.22% |
| Supplies | 471.63 | 0.00 | 0.00% |
| Taxes | 2,149.00 | 1,747.00 | 23.01% |
| Ted Simon | 0.00 | 2,750.00 | -100.00% |
| Telephone | 931.61 | 871.33 | 6.92% |
| Training & Education | 537.75 | 924.00 | -41.80% |
| TransferWise Fees | 0.00 | 224.35 | -100.00% |
| Travel & Transportation | 4,407.26 | 11,400.40 | -61.34% |
| Upwork contractors | 1,447.70 | 999.79 | 44.80% |
| Utilities | 5,599.54 | 2,250.21 | 148.85% |
| Varun Singh | 0.00 | 8,572.12 | -100.00% |
| **Total Expenses** | **528,949.52** | **595,663.40** | **-11.20%** |
| | | | |
| **Surplus (Deficit)** | **(337,951.78)** | **(345,685.58)** | **2.24%** |

## Plus Other Cash Activity

| | | | |
|---|---:|---:|---:|
| Fixed Assets | 228,559.08 | (17,387.82) | 1414.48% |
| AMEX 2008 | 0.00 | (14,363.90) | 100.00% |
| AMEX Loan - 91000 | 0.00 | (1,806.00) | 100.00% |
| AMEX Platinum CC 91007 | 0.00 | (33,976.92) | 100.00% |
| Due to Zenesis Networks | 0.00 | (12.00) | 100.00% |
| Interest on Notes Payable - Mayank | 0.00 | 6,783.71 | -100.00% |
| M. AGRAWAL Chase 3033 | 2,662.88 | (602.80) | 541.75% |
| M. AGRAWAL Chase 6034 & 6544 | (3,572.45) | (22,642.89) | 84.22% |
| Notes Payable - Mayank | 46,737.10 | 65,000.00 | -28.10% |
| Paypal Loan | (2,506.08) | 2,172.14 | -215.37% |
| US Bank Credit Card 2542 | 106.16 | (391.12) | 127.14% |
| **Total Other Cash Activity** | **271,986.69** | **(17,227.60)** | **1678.78%** |

## Plus Changes in Equity

| | | | |
|---|---:|---:|---:|
| Capital Sale - Greg Holmes | 0.00 | 200,000.60 | -100.00% |
| Capital Sale - Prime Trust LLC | 13,140.61 | 136,529.97 | -90.38% |
| Owner's Contribution | 30,888.09 | 80,000.00 | -61.39% |
| Personal Expenses | (2,162.25) | (657.50) | -228.86% |
| **Total Changes in Equity** | **41,866.45** | **415,873.07** | **-89.93%** |

## Plus Sales Tax Activity

| | | | |
|---|---:|---:|---:|
| Sales Tax Collected | 1,739.38 | 15,911.84 | -89.07% |
| **Net Sales Tax Activity** | **1,739.38** | **15,911.84** | **-89.07%** |

| | | | |
|---|---:|---:|---:|
| **Net Cash Flows** | **(22,359.26)** | **68,871.73** | **-132.47%** |

## Summary

| | | | |
|---|---:|---:|---:|
| Opening Balance | 73,213.00 | 4,341.27 | 1586.44% |
| Plus Net Cash Flows | (22,359.26) | 68,871.73 | -132.47% |
| Closing Balance | 50,853.74 | 73,213.00 | -30.54% |
| **Net change in cash for period** | **(22,359.26)** | **68,871.73** | **-132.47%** |

## NOTE 1 – NATURE OF OPERATIONS

ZenSpace Inc. was formed on [DATE] ("Inception") in the State of Delaware. The financial statements of ZenSpace Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Jose, CA.

ZenSpace Inc designs and develops smart on-demand modular meeting & workspace solutions for public spaces like airports, coffee shops, convention centers, malls, for remote workers, business travelers to provide quiet and private workspaces when and where they need them. The workspaces are bookable using ZenSpace mobile & web applications in a pay as you go business model.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Use of Estimates*
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

*Fair Value of Financial Instruments*
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

- Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
- Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

*Cash and Cash Equivalents*
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

*Revenue Recognition*
The Company will recognize revenues from sale & rental of our SmartPods, when (a) persuasive evidence

that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

*Stock Based Compensation*
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

*Income Taxes*
The Company is taxed as a C-Corp. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

*Concentration of Credit Risk*
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**NOTE 3 – DEBT**
Company holds long-term debts to the founder and CEO, Mayank Agrawal in the tune of $800K and convertible notes with UC Santa Cruz.

**NOTE 4 – COMMITMENTS AND CONTINGENCIES**

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

**NOTE 6 – RELATED PARTY TRANSACTIONS**

Company holds long-term debts to the founder and CEO, Mayank Agrawal in the tune of $800K.

**NOTE 7 – SUBSEQUENT EVENTS**

The Company has evaluated subsequent events that occurred after December 31st, 2022 through April 29, 2023. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

# CERTIFICATION

I, Mayank Agrawal, Principal Executive Officer of ZenSpace, Inc., hereby certify that the financial statements of ZenSpace, Inc. included in this Report are true and complete in all material respects.

*Mayank Agrawal*

CEO